Exhibit 99.1

Medicure Reports Financial Results for Quarter Ended March 31, 2018

WINNIPEG, May 23, 2018 /CNW/ - Medicure Inc. ("Medicure" or the "Company") (TSXV:MPH, OTC:MCUJF), a cardiovascular pharmaceutical company, today reported its results from operations for the quarter ended March 31, 2018.

Quarter Ended March 31, 2018 Highlights:

•	Recorded net revenue from the sale of AGGRASTAT® (tirofiban hydrochloride) of $6.1 million during the quarter ended March 31, 2018 compared to $7.0 million for the quarter ended March 31, 2017;
•	Adjusted earnings before interest, taxes, depreciation and amortization (EBITDA1) for the quarter ended March 31, 2018 was $874,000 compared to adjusted EBITDA of $1.7 million for the quarter ended March 31, 2017; and
•	Net income for the quarter ended March 31, 2018 was $1.4 million compared to a net loss of $5.1 million for the quarter ended March 31, 2017.
•	$72.4 million in cash and short-term investments as at March 31, 2018.

Financial Results

Net revenues from AGGRASTAT® for the three months ended March 31, 2018 were $6.1 million compared to $7.0 million for the three months ended March 31, 2017.

The Company continues to experience an increase in patient market share held by the product and an increase in the number of new hospital customers using AGGRASTAT® leading to the highest hospital demand for AGGRASTAT® in the Company's history. Although, there was an increase in use of AGGRASTAT®, the lower net revenue was largely due to a stronger Canadian dollar compared to its US counterpart and increased competitive pricing of generic Integrilin.

Medicure continues to focus on expanding the customer base for AGGRASTAT®. Along with this, the Company has begun to diversify revenues with the recent launch of ZYPITAMAGTM (pitavastatin magnesium), its second cardiovascular drug targeting the US market. Additional drugs are expected to be launched in the next 12 to 15 months.

Adjusted EBITDA for the three months ended March 31, 2018 was $874,000 compared to $1.7 million for the three months ended March 31, 2017. The decrease in adjusted EBITDA for the quarter is the result of:

•	lower revenues which were primarily due to lower discounted prices for AGGRASTAT® and a higher Canadian dollar relative to its US counterpart,
•	higher cost of goods sold due to higher volume of AGGRASTAT® sold during the period,

partially offset by;

•	lower research and development expenses when compared to the same period in 2017 as a result of timing of expenses relating to the Company's research and development projects.

Net income for the three months ended March 31, 2018 was $1.4 million or $0.09 per share compared to a net loss of $5.1 million or $0.32 per share for the three months ended March 31, 2017, however the net loss for the 2017 quarter includes a net loss of $6.3 million from discontinued operations relating to the results from the Apicore business, which was divested in 2017.  Excluding the loss from discontinued operations, net income for the three months ended March 31, 2018 increased by $176,000 over same period in 2017 primarily due to foreign exchange gains resulting from increased U.S. dollar denominated cash and short-term investment balances, partially offset by lower revenues for the three months ended March 31, 2018.

As at March 31, 2018, the Company had cash and short-term investments totaling $72.4 million compared to $5.3 million as of December 31, 2017.  This consisted of $14.4 million of unrestricted cash and $58.0 million of short-term investments in the form of term deposits with maturities of greater than three months and less than one year. As at March 31, 2018, the Company had working capital of $73.6 million compared to December 31, 2017 of $70.9 million. The Company had cash from operating activities of $319,000 for the three months ended March 31, 2018 compared to cash used in operating activities of $834,000 for the three months ended March 31, 2017.

All amounts referenced herein are in Canadian dollars unless otherwise noted.

Notes

(1) The Company defines EBITDA as "earnings before interest, taxes, depreciation, amortization and other income or expense" and Adjusted EBITDA as "EBITDA adjusted for non-cash and one-time items".  The terms "EBITDA" and "Adjusted EBITDA", as it relates to the quarters ended March 31, 2018 and 2017 results prepared using International Financial Reporting Standards ("IFRS"), do not have any standardized meaning according to IFRS. It is therefore unlikely to be comparable to similar measures presented by other companies.

Conference Call Info:

Topic: Medicure's Q1 2018 Results

Call date: Thursday May 24, 2018

Time: 7:30 AM Central Time (8:30 AM Eastern Time)

Canada toll-free: 1 (888) 465-5079   Canada toll: 1 (416) 216-4169

United States toll-free: 1 (888) 545-0687

Passcode: 5781086#

Webcast: This conference call will be webcast live over the internet and can be accessed from the Medicure investor relations page at the following link: http://www.medicure.com/investors.html

You may request international country-specific access information by e-mailing the Company in advance. Management will accept and answer questions related to the financial results and operations during the question-and-answer period at the end of the conference call. A recording of the call will be available following the event at the Company's website.

About Medicure

Medicure is a pharmaceutical company focused on the development and commercialization of therapeutics for the U.S. cardiovascular market. The primary focus of the Company is the marketing and distribution of AGGRASTAT® (tirofiban hydrochloride) injection and ZYPITAMAGTM (pitavastatin magnesium) tablets in the United States, where they are sold through the Company's U.S. subsidiary, Medicure Pharma, Inc. For more information on Medicure please visit www.medicure.com.

To be added to Medicure's e-mail list, please visit:
http://medicure.mediaroom.com/alerts

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Forward Looking Information: Statements contained in this press release that are not statements of historical fact, including, without limitation, statements containing the words "believes", "may", "plans", "will", "estimates", "continues", "anticipates", "intends", "expects" and similar expressions, may constitute "forward-looking information" within the meaning of applicable Canadian and U.S. federal securities laws (such forward-looking information and forward-looking statements are hereinafter collectively referred to as "forward-looking statements"). Forward-looking statements, include the target launch date for new products, the estimated number of products the Company will be selling in the future, estimates, analysis and opinions of management of the Company made in light of its experience and its perception of trends, current conditions and expected developments, as well as other factors which the Company believes to be relevant and reasonable in the circumstances. Inherent in forward-looking statements are known and unknown risks, uncertainties and other factors beyond the Company's ability to predict or control that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements, and as such, readers are cautioned not to place undue reliance on forward-looking statements. Such risk factors include, among others, the Company's future product revenues, stage of development, additional capital requirements, risks associated with the completion and timing of clinical trials and obtaining regulatory approval to market the Company's products, the ability to protect its intellectual property, dependence upon collaborative partners, changes in government regulation or regulatory approval processes, and rapid technological change in the industry. Such statements are based on a number of assumptions which may prove to be incorrect, including, but not limited to, assumptions about: general business and economic conditions; the impact of changes in Canadian-US dollar and other foreign exchange rates on the Company's revenues, costs and results; the timing of the receipt of regulatory and governmental approvals for the Company's research and development projects; the availability of financing for the Company's commercial operations and/or research and development projects, or the availability of financing on reasonable terms; results of current and future clinical trials; the uncertainties associated with the acceptance and demand for new products and market competition. The foregoing list of important factors and assumptions is not exhaustive. The Company undertakes no obligation to update publicly or otherwise revise any forward-looking statements or the foregoing list of factors, other than as may be required by applicable legislation. Additional discussion regarding the risks and uncertainties relating to the Company and its business can be found in the Company's other filings with the applicable Canadian securities regulatory authorities or the US Securities and Exchange Commission, and in the "Risk Factors" section of its Form 20F for the year ended December 31, 2017.

AGGRASTAT® (tirofiban hydrochloride) is a registered trademark of Medicure International Inc.

Condensed Consolidated Interim Statements of Financial Position (expressed in Canadian dollars) (unaudited)
	March 31, 2018	December 31, 2017

Assets
Current assets:
Cash and cash equivalents	$14,392,250	$5,260,480
Short-term investments	58,023,000	-
Accounts receivable	7,699,427	8,588,255
Consideration receivable	-	82,678,366
Inventories	2,556,730	3,075,006
Prepaid expenses	1,465,774	903,914
Assets held for sale	-	14,052,861
Total current assets	84,137,181	114,558,882
Non-current assets:
Property and equipment	294,752	221,622
Intangible assets	1,805,160	1,756,300
Holdback receivable	12,496,866	12,068,773
Deferred tax assets	317,195	326,108
Total non-current assets	14,913,973	14,372,803
Total assets	$99,051,154	$128,931,685

Liabilities and Equity
Current liabilities:
Accounts payable and accrued liabilities	$6,618,362	$10,371,103
Accrued transaction costs	-	22,360,730
Current income taxes payable	2,417,790	2,428,560
Current portion of royalty obligation	1,510,065	1,537,202
Liabilities held for sale	-	6,976,313
Total current liabilities	10,546,217	43,673,908
Non-current liabilities
Royalty obligation	2,979,328	2,911,810
License fee payable	515,760	501,800
Other long-term liabilities	1,175,267	1,135,007
Total non-current liabilities	4,670,355	4,548,617
Total liabilities	15,216,572	48,222,525
Equity:
Share capital	126,082,379	125,733,727
Warrants	1,948,805	1,948,805
Contributed surplus	7,159,926	6,897,266
Accumulated other comprehensive income	1,827,950	673,264
Deficit	(53,184,478)	(54,543,902)
Total equity	83,834,582	80,709,160
Commitments and contingencies
Subsequent events
Total liabilities and equity	$99,051,154	$128,931,685

Condensed Consolidated Interim Statements of Net Income (loss) and Comprehensive Income (loss) (expressed in Canadian dollars) (unaudited)
Three months ended March 31	2018	2017
Revenue, net
Product sales, net	$6,064,375	$7,013,396
Cost of goods sold	789,234	554,398
Gross Profit	5,275,141	6,458,998

Expenses
Selling, general and administrative	3,930,727	3,521,246
Research and development	909,347	1,310,023
	4,840,074	4,831,269
Income before the undernoted	435,067	1,627,729

Other income
Revaluation of holdback receivable	83,580	-
	83,580	-

Finance costs (income):
Finance expense, net	76,222	317,595
Foreign exchange gain, net	(1,012,760)	(6,130)
	(936,538)	311,465
Net income before taxes	$1,455,185	$1,316,264
Current income tax expense	95,761	133,255
Net income before discontinued operations	$1,359,424	$1,183,009
Net loss from discontinued operations, net of tax	-	(6,258,534)
Net income (loss)	$1,359,424	$(5,075,525)
Translation adjustment, attributable to:
Continuing operations	1,154,686	(395,074)
Discontinued operations	-	(721,024)
Comprehensive income (loss)	$2,514,110	$(6,191,623)

Earnings per share from continuing operations:
Basic	$0.09	$0.08
Diluted	$0.08	$0.07

Loss per share from discontinued operations:
Basic	$-	$(0.40)
Diluted	$-	$(0.40)

Earnings (loss) per share:
Basic	$0.09	$(0.32)
Diluted	$0.08	$(0.33)

Condensed Consolidated Interim Statements of Cash Flows (expressed in Canadian dollars) (unaudited)
For the three months ended March 31	2018	2017

Cash (used in) provided by:
Operating activities:
Net income from continuing operations for the period	$1,359,424	$1,183,009
Net loss from discontinued operations for the period	-	(6,258,534)
	1,359,424	(5,075,525)
Adjustments for:
Current income tax expense	95,761	133,255
Deferred income tax recovery	-	(1,289,173)
Revaluation of holdback receivable	(83,580)	-
Amortization of property and equipment	22,080	388,363
Amortization of intangible assets	-	2,505,697
Share-based compensation	416,926	60,871
Finance expense, net	76,222	2,158,865
Unrealized foreign exchange loss (gain)	277,525	(364,289)
Change in the following:
Accounts receivable	888,828	7,882,110
Inventories	518,276	(382,600)
Prepaid expenses	(561,860)	(946,185)
Other assets	-	(6,175)
Accounts payable and accrued liabilities	(2,275,127)	(4,073,366)
Deferred revenue	-	(11,244)
Other long-term liabilities	-	3,703
Interest received (paid), net	131,949	(1,423,431)
Income taxes paid	(154,963)	-
Royalties paid	(392,110)	(395,146)
Cash flows from (used in) operating activities	319,351	(834,270)
Investing activities:
Proceeds from Apicore Sale Transaction	65,234,555	-
Acquisition of short-term investments, net	(56,700,000)	-
Acquisition of property and equipment	(95,137)	(356,893)
Acquisition of Class E common shares of Apicore	-	(935,595)
Cash flows from (used in) investing activities	8,439,418	(1,292,488)
Financing activities:
Exercise of stock options	194,386	130,148
Exercise of Apicore stock options	-	122,471
Exercise of warrants	-	11,000
Repayment of long-term debt	-	(12,655,040)
Decrease in cash in escrow	-	12,809,072
Finance lease payments	-	(40,178)
Repayments of short-term borrowings	-	(5,717)
Cash flows from financing activities	194,386	371,756
Foreign exchange gain (loss) on cash held in foreign currency	178,615	(3,140)
Increase (decrease) in cash	9,131,770	(1,758,142)
Cash and cash equivalents, beginning of period	5,260,480	12,266,177
Cash and cash equivalents, end of period	$14,392,250	$10,508,035

View original content:http://www.prnewswire.com/news-releases/medicure-reports-financial-results-for-quarter-ended-march-31-2018-300653863.html

SOURCE Medicure Inc.

View original content: http://www.newswire.ca/en/releases/archive/May2018/23/c7417.html

%CIK: 0001133519

For further information: James Kinley, Chief Financial Officer, Tel. 888-435-2220, Fax 204-488-9823, E-mail: info@medicure.com, www.medicure.com

CO: Medicure Inc.

CNW 17:30e 23-MAY-18